

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2026

Andrew Cavaghan
Chief Executive Officer
Blue Gold Limited
94 Solaris Avenue, Camana Ba
Grand Cayman, KY1-1108, Cayman Islands

> **Re: Blue Gold Limited**
> **Registration Statement on Form F-1**
> **Filed December 31, 2025**
> **File No. 333-292509**

Dear Andrew Cavaghan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Raymond Ressy